EXHIBIT 99.1

NewsRelease

TransCanada Announces the Appointment of a
New Independent Director

CALGARY, Alberta – February 13, 2013 – The Board of Directors of TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the appointment of a new independent director, Ms. Mary Pat Salomone, effective February 12, 2013.

“On behalf of the Board of Directors of TransCanada, I am very pleased to welcome Ms. Salomone to this appointment as her business acumen will help guide the company’s exciting projects and growth plans,” said Barry Jackson, Chair, TransCanada. “We look forward to drawing on her extensive experience in the energy and utilities industry, including health, safety and environment, operations and engineering in addition to her knowledge of organizational leadership."

Ms. Salomone has been the Senior Vice President & Chief Operating Officer of The Babcock & Wilcox Company (B&W) since 2010. Prior to that, she served as manager of business development and manager of strategic acquisitions for B&W Nuclear Operations Group, Inc.  From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as president and chief executive officer from 2001 through 2007.

Ms. Salomone also serves on the Board of Directors of the Naval Submarine League and is a member of the Advisory Board for the School of Engineering at the University of Akron and the Advisory Board for the College of Science, Technology, Engineering and Mathematics at the Youngstown State University. Ms. Salomone served on the Board of Directors of United States Enrichment Corporation (USEC) from December 2011 to October 2012. She was formerly a member of the Governor's Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland's Manufacturing Advocacy & Growth Network (MAGNET).

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College.  Ms. Salomone completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522